EXHIBIT 99.1

China Xiniya Fashion Limited Announces the Appointment of a Special Committee and its Advisors

XIAMEN, FUJIAN, China—January 9, 2017—China Xiniya Fashion Limited ("Xiniya" or the "Company") (NYSE:XNY) today announced that its board of directors has formed a special committee (the “Special Committee”) to review the proposed transactions, including: (1) the sale of Xiniya Holdings Limited, the Company’s wholly owned subsidiary in Hong Kong, to Mr. Qiming Xu or his designees at a price to be determined by an independent third-party valuer; and (2) the acquisition of True Silver Limited, a British Virgin Islands company, which will utilize a variable interest entity (VIE) structure to operate and consolidate certain financial results of Hubei Chutian Lending Company, Ltd. a PRC company engaged in the lending of small loans to customers in China, at a price to be determined by an independent third party valuer (together, the “Transactions”).

The Special Committee is comprised of two independent, non-executive directors: Mr. Jianxin Chen and Mr. Alvin Ang. Mr. Ang will serve as the chairperson of the Special Committee.

The Company today also announced that the Special Committee has retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its independent legal counsel in connection with its evaluation of the Transactions.

The board of directors cautions the Company's shareholders that no decisions have been made by the Special Committee with respect to the Transactions and there can be no assurance that any agreement will be executed or that these or any other transactions will be approved or consummated.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distributors and retail network. Its products are sold to consumers at authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com